Exhibit 99.75

2707031 ONTARIO INC.

Suite 400, 305 Milner Avenue,

Toronto (Ontario) M1B 3V4

Pour diffusion immédiate

UNE FILIALE D’ALIMENTATION COUCHE-TARD INC.

EXERCE DES BONS DE SOUSCRIPTION DE FIRE & FLOWER HOLDINGS CORP.

NE DOIT PAS ÊTRE DISTRIBUÉ AUX AGENCES DE TRANSMISSION AMÉRICAINES NI DIFFUSÉ AUX ÉTATS-UNIS

TORONTO, le 18 septembre 2020 – 2707031 Ontario Inc. (« 2707 »), filiale en propriété exclusive indirecte d’Alimentation Couche-Tard inc., annonce qu’elle a acquis la propriété et le contrôle de 13 146 469 actions ordinaires (les « actions de Fire & Flower ») de Fire & Flower Holdings Corp. (« Fire & Flower ») en exerçant 13 146 469 bons de souscription d’actions ordinaires de série A de Fire & Flower (les « bons de souscription de série A »), ce qui représente environ 7,40 % des actions de Fire & Flower émises et en circulation.

Immédiatement avant l’exercice de 13 146 469 bons de souscription de série A et l’acquisition de 13 146 469 actions de Fire & Flower, 2707 détenait (i) 4 061 593 actions de Fire & Flower (représentant environ 2,47 % des actions de Fire & Flower émises et en circulation); (ii) des débentures convertibles non garanties à 8 % de Fire & Flower d’un capital de 25 989 985,42 $ (les « débentures de 2019 »); (iii) des débentures convertibles garanties à 8 % de Fire & Flower d’un capital de 2 475 000 $ (les « débentures de 2020 » et, collectivement avec les débentures de 2019, les « débentures »); (iv) 34 158 027 bons de souscription de série A; (v) 67 175 541 bons de souscription d’actions ordinaires de série B de Fire & Flower (les « bons de souscription de série B »); et (vi) 133 390 789 bons de souscription d’actions ordinaires de série C de Fire & Flower (les « bons de souscription de série C » et, collectivement avec les bons de souscription de série A et les bons de souscription de série B, les « bons de souscription »). Si la totalité des débentures sont converties (en supposant un prix de conversion de 0,90 $ pour les débentures de 2019) et que la totalité des 234 724 357 bons de souscription sont exercés, 2707 aura la propriété et le contrôle de 272 613 711 actions de Fire & Flower au total (ce qui comprend les 4 061 593 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 62,95 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures détenues par 2707 sont converties intégralement et où seuls les 234 724 357 bons de souscription détenus par 2707 sont exercés intégralement (environ 52,98 % compte tenu d’une dilution complète).

L’exercice de 13 146 469 bons de souscription de série A et l’acquisition des 13 146 469 actions de Fire & Flower confèrent immédiatement à 2707 la propriété et le contrôle (i) de 17 208 062 actions de Fire & Flower (représentant environ 9,68 % des actions de Fire & Flower émises et en circulation); (ii) de débentures de 2019 d’un capital de 25 989 985,42 $; (iii) de débentures de 2020 d’un capital de 2 475 000 $; et (iv) le droit d’acquérir jusqu’à concurrence de 221 577 888 actions de Fire & Flower au moyen de 221 577 888 bons de souscription. Si la totalité des débentures sont converties (en supposant un prix de conversion de 0,90 $ pour les débentures de 2019) et que la totalité des 221 577 888 bons de souscription sont exercés intégralement, 2707 aura la propriété et le contrôle de 272 613 711 actions de Fire & Flower au total (ce qui comprend les 17 208 062 actions de Fire & Flower susmentionnées). Ces titres représentent globalement environ 62,95 % des actions de Fire & Flower en circulation, compte tenu d’une dilution partielle, dans l’hypothèse où seules les débentures détenues par 2707 sont converties intégralement et où seuls les bons de souscription détenus par 2707 sont exercés intégralement (environ 52,98 % compte tenu d’une dilution complète).

2707 a acquis les 13 146 469 actions de Fire & Flower aux fins d’investissement uniquement et non dans le but d’influer de façon importante sur le contrôle de Fire & Flower. Selon les conditions du marché et d’autres facteurs, 2707 pourrait à l’occasion acquérir ou aliéner des titres supplémentaires de Fire & Flower, notamment sur le marché libre ou au moyen de contrats de gré à gré, ou acquérir des participations dans un titre de Fire & Flower ou conclure des instruments financiers liés à un titre de Fire & Flower.

Le siège social de Fire & Flower est situé au 308 – 150 King Street West, Toronto (Ontario) M5H 1J9.

Pour obtenir plus de renseignements ou une copie de la déclaration selon le système d’alerte déposée par 2707, veuillez communiquer avec Jean-Marc Ayas, Gestionnaire, Relations investisseurs d’Alimentation Couche-Tard inc. au 450-662-6632, poste 4619 (relations.investisseurs@couche-tard.com).

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